January 6, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Talon 1 Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed December 30, 2022

File No. 001-41001

Dear Ladies and Gentlemen:

On behalf of Talon 1 Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated January 6, 2023, relating to the above-captioned Preliminary Proxy Statement (“Proxy Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Preliminary Proxy Statement on Schedule 14A filed December 30, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We have been advised by the Company’s sponsor that it is not, is not controlled by, does not have any members who are, and has no substantial ties with, a non-U.S. person. Accordingly, we have not revised the disclosure in the Proxy Statement in response to this comment.

If you have any questions, please do not hesitate to contact me at (312) 558-3755.

Sincerely,

/s/ Jeffrey R. Shuman, Esq.
Jeffrey R. Shuman, Esq.